March 30, 2011
Via EDGAR
Mr. Brian Cascio
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Re:	Environmental Tectonics Corporation Form 10-K/A for the fiscal year ended February 26, 2010 Filed March 15, 2011 File No. 001-10655
Dear Mr. Cascio:
     On behalf of Environmental Tectonics Corporation (“ETC”), this letter responds to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (“SEC”) contained in your letter dated March 17, 2011 (the “Comment Letter”) regarding the above-referenced filing.
     In the following response, ETC is also sometimes referred to as “we” or the “Company.” In addition, the term “our filing” refers to ETC’s Form 10-K/A for the fiscal year ended February 26, 2010, filed March 15, 2011.
Form 10-K/A for the fiscal year ended February 26, 2010
Note 2. Summary of Significant Accounting Policies, page 19
Earnings Per Common Share (restated), page 26
SEC Comment 1
1.	We refer to your restated earnings per share calculation for 2009 on page 28. We see in 2009 the company reported a net loss as opposed to net income. Please tell us how you considered FASB ASC 260-10-45-68 in determining whether the convertible

Mr. Brian Cascio
March 30, 2011
participating securities should share in the net loss when calculating the undistributed earnings per share for that year.
Company response:
ETC respectfully acknowledges the SEC’s Comment and agrees that FASB ASC 260-10-45-68 can be interpreted so as to require (or not require) convertible participating securities to share in the net loss when calculating undistributed earnings per share (EPS).
Per the referenced ASC, “[a] convertible participating security should be included in the computation of basic EPS in periods of net loss if, based on its contractual terms, the convertible participating security has the contractual obligation to share in the losses of the issuing entity on a basis that is objectively determinable.” The referenced ASC also provides that “. . . an entity should not automatically exclude a convertible participating security from the computation of basic EPS if an entity has a net loss from continuing operations. Determination . . .. shall be made on a period-by-period basis . . . .”
The literature cites two conditions where the holder of a participating security would have the contractual obligation to share in the losses:
1.	The holder is obligated to fund the losses of the issuing entity; or

2.	The contractual principal or mandatory redemption amount of the participating security is reduced as a result of losses incurred by the issuing entity.
We relied on the second condition to determine that the losses should be allocated to the preferred stock and we believe that significant qualitative and quantitative evidence supports our position.
In addition to the quantitative and qualitative factors set forth in the Company’s January 18, 2011 response to SEC Comment 12, we considered the following factors in deciding to allocate a portion of our net losses to the participating preferred securities.
By way of background, we note that for a five-year period, beginning in fiscal 2004 (ended February 27, 2004) and continuing through fiscal 2009 (ended February 27, 2009), the Company experienced consecutive annual net operating losses. At a point in time during this five-year period, in late-2006, our primary lender, PNC Bank (“PNC”), cancelled our operating line of credit. Additionally, PNC required that our international letter of credit

Mr. Brian Cascio
March 30, 2011
facility be personally guaranteed by H. F. Lenfest (“Lenfest”), a significant investor, stockholder and member of ETC’s Board of Directors.
In order to allow us to continue operations, Lenfest agreed to supply funding to the Company in the form of unsecured notes and an equity line of credit. In exchange for borrowings under the equity line, we issued to Lenfest shares of Series B and C Preferred Stock. This Preferred Stock remained on ETC’s balance sheet through the end of fiscal 2009 (i.e., February 27, 2009).
In agreeing to loan ETC funds under the unsecured notes and the equity line of credit, Lenfest effectively funded our operating losses prior to February 27, 2009. Without his support, we doubt that the Company would have been able to obtain an alternate source of funds and remain a going concern.
Because of ETC’s extremely poor financial position prior to February 27, 2009, and our lack of operating funds, we did not pay Lenfest interest on his outstanding loans or dividends on his Series B and C Preferred Stock between September 2006 and the end of fiscal 2009 (i.e., February 27, 2009). Instead, in July 2009, the unpaid interest and dividends owed to Lenfest were, with his consent, exchanged for an equivalent amount of Series E Preferred Stock.
We acknowledge that the accounting literature stipulates that, under the two class method of earning per share presentation, specific contractual provisions are required to allocate losses to a participating security. Although no such provisions were included in the Series B and C Preferred Stock Agreements, the Company allocated losses to the participating securities because the financial transactions during this period were consistent with condition two above. That is, for all practical purposes, Lenfest had to provide additional funds to the Company both to assure that accruing interest and dividends would be paid (or settled in some fashion) at some time in the future and to protect his principal investment. Had Lenfest not provided ETC additional funds, it is highly likely both his original principal and accrued interest and dividends would have settled for less than face value.
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Mr. Brian Cascio
March 30, 2011
The following table provides a comparison between the EPS as stated in our filing and the alternative interpretation which would not allocate any of the losses to the convertible participating securities

	Fiscal year	Fiscal year
	ended February	ended February
	27, 2009	27, 2009 (as
	(revised)	stated)
	(amounts in thousands except
	share and per share information)
Earnings per share:
Basic earnings per share:
Net income attributable to ETC	$(1,974)	$(1,974)
Less preferred stock dividends	(927)	(927)

Basic earnings available to common shareholders	$(2,901)	$(2,901)

Basic earnings per share:
Common weighted average number of shares	9,037,000	9,037,000
Participating preferred weighted average number of common shares	2,145,000	2,145,000

Total weighted average number of shares	11,182,000	11,182,000

Distributed earnings/(loss) per share:
Common	$—	$—

Preferred	$0.43	$0.43

Undistributed loss per share:
Common	$(0.32)	$(0.21)

Preferred	$—	$(0.05)

Diluted earnings per share	$(0.32)	$(0.32)

Mr. Brian Cascio
March 30, 2011
We provide this revised presentation on a proforma basis in response to your inquiry. However, for the reasons set forth above and the additional reasons below, we believe that the impact of an alternative presentation of EPS for fiscal 2009 is neither appropriate nor material:
•	Qualitatively, the difference in undistributed loss per share to common stockholders is $0.11. However, the revised undistributed loss per share is unchanged at $0.32 per share, as presented in our filing.

•	Any second amended restatement of EPS would apply only to fiscal 2009. This period (fiscal 2009) will not be reported in the current Form 10-K (currently being prepared), which is due to be filed on May 26, 2011.

•	The Series B and Series C Preferred Stock was cancelled on July 2, 2009. Thus, these securities have no future impact and are not included in any current EPS calculations.

•	Since the fourth quarter of fiscal 2009, the Company’s performance and potential has increased dramatically, reporting continuous quarterly profits. We believe that ETC’s investors weigh this recent performance — over two fiscal years — more significantly than the EPS in fiscal 2009 because we have received no investor inquiries have been received since the Company filed, on March 15, 2011, an amended Form 10-K/A for the period ended February 26, 2010 and amended Form 10-Q/As for the fiscal quarters ended May 28, 2010 and August 27, 2010.
     For the above reasons, and under these circumstances, we do not believe that a second amendment to the Company’s Annual Report on Form 10-K for fiscal 2009 is required. After your review of our response, please feel free to contact me directly at 215- 355-9100 (ext. 1203) should additional information be required.

Sincerely,
/s/ Duane D. Deaner
Duane D. Deaner
Chief Financial Officer Environmental Tectonics Corporation

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